Exhibit 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended
	2/3/07		1/28/06		1/29/05		1/31/04		2/1/03

Earnings

Loss before income taxes, minority interest and equity earnings	$(112,117)		$(163,192)		$(31,876)		$(6,937)		$(2,682)
Fixed charges (as below)	80,825		80,288		87,277		81,299		80,541

Total (loss) earnings	$(31,292)		$(82,904)		$55,401		$74,362		$77,859

Fixed Charges

Interest expense	$27,217		$27,861		$39,206		$38,714		$39,690
Estimated interest element in minimum rent expense (6)	53,608		52,427		48,071		42,585		40,851

Total fixed charges	$80,825		$80,288		$87,277		$81,299		$80,541

Ratio of (loss) earnings to fixed charges	(0.39	) (1)	(1.03	) (2)	0.63	(3)	0.91	(4)	0.97	(5)

(1)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $112,117,000.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $163,192,000.

(3)	For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

(4)	For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

(5)	For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

(6)	Interest component is estimated to be one-third of minimum rent expense.